Exclusive update for our investors

Hi {{First Name}},

As a valued investor, you've seen my recent updates regarding our commercial focus and clinical roadmap. I wanted to share an update on our capital strategy: **Frontier Bio is currently exploring a new community round on Wefunder.**

We are considering this raise to double down on the strategy you're already familiar with, scaling our commercial tissue models and advancing our vascular graft toward the clinic. We continue to execute on the "revenue-first" approach that sets us apart.

**The Highlights:**

- **Revenue-Generating:** $5.5M in cumulative sales to date.
- **Top-Tier Validation:** Funded by investors that include a Nobel-prize winning scientist and advised by Dr. George Church (Harvard/MIT).
- **Institutional Support:** National Science Foundation SBIR awardee and collaboration with the Mayo Clinic.

Take a sneak peek at our draft campaign page and make a non-binding reservation here:
https://wefunder.com/frontier.bio

Best,
Eric Bennett
CEO | Frontier Bio

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